August 15, 2024

Dear Fellow Shareholder,

You are cordially invited to attend the Elbit Systems Ltd. Annual General Meeting of Shareholders to be held at our offices at the Advanced Technology Center, Haifa, Israel, on Thursday, September 19, 2024 at 2:00 p.m. Israel time.

The agenda of the meeting and the proposals to be voted on are described in the accompanying Proxy Statement. For the reasons described in the Proxy Statement, the Board of Directors recommends that you vote “FOR” the proposals as specified in the enclosed proxy card.

We look forward to greeting all the shareholders who attend the meeting. However, whether or not you are able to attend, it is important that your shares be represented at the meeting. Therefore, at your earliest convenience, please complete, date and sign the enclosed proxy card and return it promptly in the provided pre-addressed envelope so that it is received at least twenty-four (24) hours before the meeting (i.e., before 2:00 p.m. Israel time, on Wednesday, September 18, 2024). If your shares are held in “street name” (i.e., through a broker or other nominee), please follow the instructions on your voting instruction form in order to submit it to your broker or nominee. If your shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “TASE”), you may vote through means of an electronic vote as further detailed in the proxy statement, no later than twenty-four (24) hours before the meeting (i.e., before 2:00 p.m. Israel time, on Wednesday, September 18, 2024).

All of our shareholders are invited to review our audited consolidated financial statements for the fiscal year ended December 31, 2023, which will be presented for discussion at the meeting and which are included in our Annual Report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) and with the Israel Securities Authority (the “ISA”) on March 28, 2024 (the “2023 Annual Report”). Shareholders may receive a hard copy of the 2023 Annual Report, free of charge, upon request to our Corporate Secretary, at the following e-mail address: Corporate.Secretary@elbitsystems.com. The 2023 Annual Report and the financial statements included therein are not a part of the Proxy Statement. The SEC maintains an Internet site (https://www.sec.gov/) that contains reports, proxy and information statements and other information that registrants such as us file electronically with the SEC. Shareholders may also review a copy of our filings with the ISA, including the 2023 Annual Report (and the financial statements included therein), on the website of the ISA at www.magna.isa.gov.il, the website of the TASE at https://maya.tase.co.il/ and on our website at www.elbitsystems.com.

Thank you for your cooperation.
Very truly yours,
DAVID FEDERMANN
Chair of the Board of Directors
BEZHALEL MACHLIS
President and Chief Executive Officer

ELBIT SYSTEMS LTD.

NOTICE OF THE COMPANY’S ANNUAL GENERAL MEETING OF SHAREHOLDERS

Haifa, Israel
August 15, 2024
This is notice that the Annual General Meeting of Shareholders (the “Meeting”) of Elbit Systems Ltd. (the “Company”) will be held at the Company’s offices at the Advanced Technology Center, Haifa, Israel, on Thursday, September 19, 2024 at 2:00 p.m. Israel time.

It is proposed that at the Meeting the shareholders adopt resolutions for the following proposals (each referred to as the “Proposal” and collectively the “Proposals”):

(1)to re-elect to the Board the following seven members (“Directors”) who are not “External Directors” as defined in the Israeli Companies Law 5759-1999, to serve until the close of the next Annual General Meeting of Shareholders: Mr. David Federmann, Mr. Ehud (Udi) Adam, Mrs. Rina Baum, Mr. Michael Federmann, Mrs. Tzipi Livni, Mr. Dov Ninveh and Prof. Ehood (Udi) Nisan;
(2)to approve the amended compensation policy of the Company, substantially in the form attached as Exhibit A to the accompanying Proxy Statement;
(3)to approve the amended employment agreement of the Company’s President and Chief Executive Officer, Mr. Bezhalel Machlis; and
(4)to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2024, and until the close of the next Annual General Meeting of Shareholders.

Further details with respect to the Proposals are included in the accompanying Proxy Statement. In addition, at the Meeting the Company will report on or discuss certain additional matters as noted below under “ADDITIONAL MATTERS TO BE REPORTED ON OR DISCUSSED.”

The approval of each Proposal is subject to the majority requirements as set forth in the enclosed Proxy Statement.

Only shareholders of record at the close of business on Tuesday, August 20, 2024 (the “Record Date”) have the right to receive notice of, and to vote at, the Meeting and any adjournments or postponements of the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders may vote their shares by attending the Meeting and voting their shares in person, by completing the enclosed proxy card or a voting instruction form (if applicable) or in some cases by casting an electronic vote, as described below. A form of proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. In order to be counted for purposes of voting at the Meeting, a properly signed proxy card must be received by the Company at least twenty-four (24) hours before the Meeting (i.e., before 2:00 p.m. Israel time, on Wednesday, September 18, 2024). Shareholders who hold their shares in “street name” may either direct the record holder of their shares how to vote their shares (by completing a voting instruction form) or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with proof of such record holder’s shares ownership on the Record Date.

A shareholder whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “TASE”) is required to prove share ownership in order to vote their shares in person at the Meeting or by proxy. Each such shareholder must provide the Company with an ownership certificate (as of the Record Date) from that TASE member. Each such shareholder is entitled to receive the ownership certificate at a branch of the TASE member or by mail (in consideration of mailing fees only), and is also entitled to receive, at no charge, a link to the text of the proxy card and to any Position Statement (as defined below) posted on the website of the Israel Securities Authority (the "ISA") (unless the shareholder has notified the TASE member prior to the Record Date that the shareholder is not so interested with respect to a particular securities account).

The ISA has set up an electronic voting system for shareholder meetings of Israeli companies whose shares are listed on the TASE via its online platform. Shareholders are able to vote their shares through this system, following a registration process, no later than twenty-four (24) hours before the Meeting, i.e., by Wednesday, September 18, 2024, at 2:00 p.m., Israel time.
Shareholders are permitted to express their position on the Proposals by submitting a written statement (a “Position Statement”), through the Company, to the other shareholders. Position Statements should be submitted to the Company at its registered offices, at Elbit Systems Ltd., Advanced Technology Center, Haifa 3100401, Israel, to the attention of Mrs. Adi Pinchas Confino, Corporate Secretary, no later than the close of business on Monday, September 9, 2024.

A form of the proxy card and a copy of each Position Statement submitted will be available to the public on the distribution website of the ISA at www.magna.isa.gov.il, on the website of the TASE at https://maya.tase.co.il/ and on the website of the SEC at https://www.sec.gov/. A shareholder may apply to the Company directly in order to receive a copy of the proxy card and any Position Statement submitted.

A copy of the accompanying Proxy Statement, which includes the full version of the Proposals, may be reviewed at the Company’s offices at the Advanced Technology Center, Haifa, Israel, after coordinating in advance with the Corporate Secretary (Tel: 972-77-2945358) between 9:00 a.m. and 4:00 p.m., Israel time, Sunday – Thursday. The Proxy Statement may also be reviewed at the distribution website of the ISA at www.magna.isa.gov.il, on the website of the TASE at https://maya.tase.co.il/, on the website of the SEC at https://www.sec.gov/ and on our website at www.elbitsystems.com.

By Order of the Board of Directors,

DAVID FEDERMANN
Chair of the Board of Directors

BEZHALEL MACHLIS
President and Chief Executive Officer

ELBIT SYSTEMS LTD.
Advanced Technology Center
P.O. Box 539 Haifa 3100401, Israel

PROXY STATEMENT

This Proxy Statement is provided to the holders of ordinary shares, nominal value 1.00 New Israeli Shekel (“NIS”) per share (the “Shares”), of Elbit Systems Ltd. (the “Company” or "Elbit Systems"), in connection with the solicitation by the Company’s Board of Directors (the “Board”) of proxies for use at the Company’s Annual General Meeting of Shareholders to be held at the Company’s offices at the Advanced Technology Center, Haifa, Israel, on Thursday, September 19, 2024, at 2:00 p.m., Israel time (the “Meeting”), or at any adjournment or postponement of the Meeting, as specified in the accompanying Notice of the Company’s Annual General Meeting of Shareholders.

It is proposed that at the Meeting the shareholders adopt resolutions for the following proposals (each referred to as a “Proposal” and, collectively, as the “Proposals”):

1.to elect to the Board the following seven members (“Directors”) who are not “External Directors” as defined in the Israeli Companies Law 5759-1999, to serve until the close of the next Annual General Meeting of Shareholders: Mr. David Federmann, Mr. Ehud (Udi) Adam, Mrs. Rina Baum, Mr. Michael Federmann, Mrs. Tzipi Livni, Mr. Dov Ninveh and Prof. Ehood (Udi) Nisan;
2.to approve the amended compensation policy of the Company, substantially in the form attached as Exhibit A to the accompanying Proxy Statement;
3.to approve the amended employment agreement of the Company’s President and Chief Executive Officer, Mr. Bezhalel Machlis; and
4.to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2024, and until the close of the next Annual General Meeting of Shareholders.

In addition, at the Meeting the Company will report on or discuss certain additional matters as noted below under “ADDITIONAL MATTERS TO BE REPORTED ON OR DISCUSSED.”

Shares represented by properly signed and unrevoked proxies will be voted in the manner directed by the persons designated as proxies.

Note that exchange rates used in this Proxy Statement to convert NIS to dollar amounts are based on the rate of one dollar to 3.79 NIS as of August 1, 2024. This exchange rate may change from time to time. Exchange rates relating to financial data in prior periods are as provided in the Company’s relevant financial reports.

QUORUM AND VOTING REQUIREMENTS

Only shareholders of record at the close of business on Tuesday, August 20, 2024 (the “Record Date”) have the right to receive notice of, and to vote at, the Meeting and any adjournments or postponements of the Meeting. Mailing of this Proxy Statement and the accompanying materials will commence on or about Wednesday, August 21, 2024.

On August 1, 2024, the Company had forty-four million four hundred seventy-six thousand eight hundred and forty (44,476,840) Shares outstanding. Each Share is entitled to one vote on each of the matters presented to our shareholders at the Meeting.

The Meeting will be properly convened with a quorum if at least two (2) shareholders are present in person, by proxy or by a voting instrument, holding or representing, in the aggregate, at least one-third (1/3) of the issued voting Shares. If a quorum is not present within one-half (1/2) hour after the time set for the Meeting, the Meeting will be adjourned and will be reconvened one (1) week later at the same time and place unless other notice is given to the shareholders by the Board. If at such adjourned meeting a quorum is not present within one-half (1/2) hour of the time for the adjourned meeting, then any two (2) shareholders who together represent at least ten percent (10%) of the shareholders’ voting power, present in person, by proxy or by a voting instrument, will be considered a quorum.

Joint holders of Shares should note that, according to the Company’s Articles of Association, the vote, whether in person, by proxy or by a voting instrument, of the senior of the joint holders of any voted Share will be accepted over any vote(s) of the other joint holders of that Share. For this purpose, seniority will be determined by the order in which the joint holders’ names appear in the Company’s Register of Shareholders.

The approval of each of Proposals 1 and 4 requires the affirmative vote of a majority of the voting power in the Company present at the Meeting either in person, by proxy or by a voting instrument, and voting on such Proposal.

The approval of each of Proposals 2 and 3 requires the affirmative vote of a majority of the voting power in the Company present at the Meeting either in person, by proxy or by a voting instrument, and voting on the Proposal, provided that either: (i) such majority includes a majority of the Shares voted at the Meeting by shareholders who are not Controlling Shareholders (as defined below) and do not have a Personal Interest (as defined below) in the approval of the Proposal, disregarding abstentions; or (ii) the total number of Shares voted against the approval of the Proposal by shareholders referred to in sub-section (i) does not exceed two percent (2%) of the total voting rights in the Company.
Under the Companies Law 5759-1999 (the "Companies Law"), “Personal Interest” means a shareholder’s personal interest in an act or a transaction of a company, including the personal interest of his or her Relatives (as defined below) or of an entity in which such shareholder or his or her Relative is an Interested Party (as defined below). Personal Interest excludes a personal interest arising solely from holding a company’s shares and includes a Personal Interest of any person voting pursuant to a proxy provided to him or her by another person with respect to the proposal, even if the person providing the proxy does not have a Personal Interest. The vote of a person who is voting by a proxy provided to him or her on behalf of another who has a Personal Interest will also be seen as a vote of a person with a Personal Interest, whether the discretion to vote is in the hands of the voter or not.
“Relative” means a person’s (a) brother, sister, parent, grandparent or descendant, (b) spouse, or (c) the spouse’s brother, sister, parent or descendant (or in each case the spouse thereof).
“Interested Party” means any person that either:
(a) holds five percent (5%) or more of an entity’s issued share capital or voting rights;
(b) has the right to appoint a director to an entity’s board of directors or the chief executive officer thereof; or
(c) is a member of an entity’s board of directors or serves as the chief executive officer thereof.
“Controlling Shareholder” means, for purposes of each of Proposals 2 and 3 and elsewhere as specifically referenced in this proxy statement, any shareholder who has the ability to direct the Company’s activity, including any shareholder holding 50% or more of the “means of control” of the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer. In addition, solely for purpose of the voting requirement of each of Proposals 2 and 3 “Controlling Shareholders” includes any shareholder holding 25% or more of the Company's voting rights at the General Meeting, so long as there is no other person who holds more than 50% of the voting rights in the Company. For the purpose of this definition, two or more persons who hold rights in the Company, and each of whom has a personal interest in approval of the same transaction by the Company, shall be considered as a single holder.

According to the Companies Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000 (the “Exemption Regulations for Companies Listed Abroad”), by signing and submitting the attached Proxy Card, a shareholder declares and approves that he or she has no Personal Interest in the approval of Proposals 2 and 3 on the Meeting agenda, except if such shareholder notified the Company of such Personal Interest in writing. If you believe that you have a Personal Interest in Proposals 2 or 3 on the Meeting agenda and you wish to inform that Company of such Personal Interest, you should submit such information in advance of voting to the Company at its registered offices, at Elbit Systems Ltd., Advanced Technology Center, Haifa 3100401, Israel, to the attention of Mrs. Adi Pinchas Confino, Corporate Secretary.

VOTING BY PROXY AND ELECTRONIC VOTING

Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, by completing the enclosed proxy card or a voting instruction form (if applicable), or in some cases by casting an electronic vote, as described below.

A form of proxy card for use at the Meeting is enclosed. By appointing a “proxy” or, with respect to “street name” beneficial owners, by returning a properly completed voting instruction form, shareholders may have their Shares voted at the Meeting whether or not they attend. If a properly executed proxy card in the attached form is received by the Company at least twenty-four (24) hours prior to the Meeting (i.e., before 2:00 p.m. Israel time, on Wednesday, September 18, 2024), the Shares represented by the proxy will be voted in the manner directed by the persons designated as proxies. “Street name” beneficial owners of Shares should return their voting instruction form by the date and time set forth therein. Shareholders who, at the close of business on the Record Date, either (i) hold Shares through a bank, broker or other holder of record that itself is a Company shareholder or (ii) appear on a participant list of a securities depository with respect to Shares, are considered to be beneficial owners of Shares held in “street name.”

Shareholders who hold their Shares in “street name” may either direct the record holder of their Shares how to vote their Shares (by completing a voting instruction form), or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with proof of such record holder’s Share ownership on the Record Date. Shareholders who hold their Shares through a member of the Tel Aviv Stock Exchange (the “TASE”) and intend to vote their Shares at the Meeting in person or by proxy must deliver to the Company, via messenger or registered mail, proof of ownership issued by the applicable bank or broker, confirming their ownership of the Shares as of the Record Date, prepared in accordance with the requirements of the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000.

Shareholders are requested to complete, date and sign the enclosed proxy card or (as applicable) the voting instruction form, and return them promptly. Even if you plan to attend the Meeting, we recommend that you also submit your proxy card or voting instruction form as described in this Proxy Statement so that your vote will be counted if you later decide not to attend the Meeting.

If you receive a proxy card and provide specific instructions (by marking a box on the proxy card) with regard to a Proposal, your Shares will be voted as you instruct. Unless otherwise indicated on the proxy card or in the electronic vote, and to the extent permitted by law and applicable stock exchange requirements, Shares represented by a properly signed and received proxy card in the enclosed form or in an electronic form will be voted in favor of the Proposals. Abstentions will not be treated as either a vote “for” or “against” a Proposal, although they will be counted to determine if a quorum is present. Thus, if you sign and return your proxy card (or complete your electronic vote) without giving specific instructions with respect to a Proposal, your Shares will be voted in favor of such Proposal.

If you are a “street name” holder and you sign and return your voting instruction form without giving specific instructions with respect to a Proposal, your broker will not be permitted to vote your Shares with respect to such Proposal (commonly referred to as a “broker non-vote”). In such circumstances, your Shares will be included in determining the presence of a quorum at the Meeting but will not be considered “present” for the purpose of voting on such Proposal. Such Shares have no impact on the outcome of the voting on such Proposal.
If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote on such matters as instructed.
The Israel Securities Authority (the “ISA”) has set up an electronic voting system for shareholder meetings of Israeli companies whose shares are listed on the TASE via its online platform. Shareholders are able to vote their Shares through the system, following a registration process, no later than twenty-four (24) hours before the Meeting (i.e., before 2:00 p.m. Israel time, on Wednesday, September 18, 2024).

Shareholders may revoke any proxy card or electronic vote prior to their exercise by filing with the Company a written notice of revocation or a properly signed proxy card of a later date (if received by the Company at least twenty-four (24) hours prior to the Meeting), or by voting through the electronic voting system on a later date (if done at least twenty-four (24) hours prior to the Meeting), or by voting in person at the Meeting. If you hold your Shares in “street name,” you may change your voting instructions by following the directions provided to you by your broker, bank or other nominee.

Solicitation of proxies will be made primarily by mail; however, in some cases proxies may be solicited by telephone or other personal contact. The Company will pay for the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy materials, and will reimburse the reasonable expenses of brokerage firms and others for forwarding proxy materials to shareholders.

This Proxy Statement and the accompanying proxy card also constitute a “voting deed” (Ktav Hatzba’a) for the purpose of Regulation 3(c) of the Exemption Regulations for Companies Listed Abroad.

POSITION STATEMENTS

Shareholders are permitted to express their position on the Proposals by submitting a written statement (a “Position Statement”), through the Company, to the other shareholders. Position Statements should be submitted to the Company at its registered offices, at Elbit Systems Ltd., Advanced Technology Center, Haifa 3100401, Israel, to the attention of Mrs. Adi Pinchas Confino, Corporate Secretary, no later than the close of business on Monday, September 9, 2024. Reasonable costs incurred by the Company in connection with a Position Statement will be borne by the submitting shareholder.

Currently, the Company is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies in the proxy card intend to vote in accordance with their best judgment on such matters. One or more shareholders holding at least one percent (1%) of the Company’s total voting rights may present proposals for consideration at the Meeting, and with respect to the nomination or removal of a board member, at least five percent (5%) of the Company’s total voting rights, by submitting their proposals to the Company at its registered offices, at Elbit Systems Ltd., Advanced Technology Center, Haifa 3100401, Israel, to the attention of Mrs. Adi Pinchas Confino, Corporate Secretary, no later than the close of business on Thursday, August 22, 2024. If the Company determines that a shareholder’s proposal is appropriate for inclusion in the Meeting agenda, a revised agenda will be published by the Company.

BENEFICIAL OWNERSHIP OF SECURITIES

BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of August 1, 2024, we had forty-four million four hundred seventy-six thousand eight hundred and forty (44,476,840) Shares outstanding. The following table sets forth specific information as of August 1, 2024, to the best of our knowledge, concerning:

•beneficial ownership of more than 5% of our outstanding Shares; and
•the number of Shares beneficially owned by all of our executive officers and directors as a group. Shares that a person has the right to acquire within 60 days of August 1, 2024 through the exercise of options under the 2018 Equity Plan (see footnote (4) below) are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and Board members as a group.

Name of Shareholder	Number of Shares Beneficially Owned	Percentage of Ownership(1)

Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel	19,580,342(2)	44.02%

All executive officers and directors as a group (22 persons)	77,524(3)(4)	less than 1%

(1)    Based on 44,476,840 Shares outstanding as of August 1, 2024.
(2)    Includes 3,836,458 Shares held by Heris Aktiengesellschaft (Heris). Heris is owned, directly and indirectly, by Federmann Enterprises Ltd. (FEL). FEL is controlled by Beit Federmann Ltd. (BFL). BFL is controlled by Beit Bella Ltd. (BBL) and Beit Yekutiel Ltd. (BYL). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the chair of the board and the chief executive officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of Shares owned by Heris and FEL (approximately 44.02% of our outstanding Shares). In addition, Michael Federmann is the trustee of a trust on behalf of his sister, Irith Federmann-Landeau, that holds an indirect non-voting economic interest of approximately 7.7% in our outstanding Shares through an indirect approximately 17.5% non-voting interest in FEL. Michael Federmann and his sons, David (who also serves as chair of the Elbit Systems Board), Gideon and Daniel Federmann, collectively hold an indirect economic interest equivalent to approximately 27.2% of our outstanding Shares, with Michael Federmann holding an approximately 7.6% economic interest and each of his sons an approximately 6.5% economic interest. In connection with loans obtained from time to time by FEL from two Israeli banks, FEL has pledged to the banks an aggregate of 3,000,000 of our Shares as security for the loans.
(3)    This amount (i) does not include any Shares that may be deemed to be beneficially owned by Michael Federmann or David Federmann as described in footnote (2) above and (ii) includes Shares held by the spouse of a director, but the director disclaims beneficial ownership over the spouse's Shares.
(4)     The Company’s 2018 Equity Incentive Plan for Executive Officers, as amended from time to time (the “2018 Equity Plan”), includes a “Net Exercise Mechanism” that entitles the recipients to exercise options for the number of shares determined based on the excess, if any, of the fair market value of the shares underlying such options over the exercise price of such options, calculated based on the date of exercise. The number of Shares reflected above as owned by all executive officers and directors as a group was calculated based on a hypothetical exercise on August 1, 2024, which is a theoretical date. The number of Shares that will actually be issued will vary, depending on the date of exercise and the market price of the Shares on such date. The aggregate number of options granted to executive officers that are exercisable on or within 60 days following August 1, 2024, is 315,821 options.

DIRECTOR INDEPENDENCE CRITERIA

The Audit and Financial Statements Review Committee of the Board (the “Audit Committee”) performs the functions of an audit committee contemplated under the Companies Law and under the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”).

Under the Nasdaq Marketplace Rules (the “Nasdaq Rules”) applicable to the Company, a majority of the members of the Board must satisfy certain independence criteria, with such criteria heightened for those members of the Board who are members of our Audit Committee and our Compensation Committee. In addition, in accordance with the Nasdaq Rules, the Corporate Governance and Nominating Committee of the Board, consisting in its entirety of directors meeting the independence criteria for directors as defined by the Nasdaq Rules, among other functions, makes recommendations to the Board of qualified candidates for election or appointment to the Board.

Each of the Corporate Governance and Nominating Committee and the Board has determined that three of the nominees for election as members of the Board (Mr. Ehud (Udi) Adam, Mrs. Tzipi Livni and Prof. Ehood (Udi) Nisan) and both External Directors (Mr. Noaz Bar Nir and Mrs. Bilha (Billy) Shapira) satisfy the independence criteria under the Nasdaq Rules.

In addition, in accordance with the Companies Law, a majority of the members of our Audit Committee must qualify as “Independent Directors” under the Companies Law, and the Audit Committee must also include all “External Directors” of the Company, one of whom must serve as chair of the Audit Committee.

Each of the Audit Committee and the Board has determined that Mr. Adam, Mrs. Livni and Prof. Nisan satisfy the criteria of an “Independent Director” under the Companies Law and that the External Directors Mr. Bar Nir and Mrs. Shapira satisfy the independence criteria for External Directors under the Companies Law.

PROPOSAL 1 – ELECTION OF DIRECTORS
At the Meeting, the following seven individuals, who are not External Directors, are nominated to be elected to the Board: Mr. David Federmann, Mr. Ehud (Udi) Adam, Mrs. Rina Baum, Mr. Michael Federmann, Mrs. Tzipi Livni, Mr. Dov Ninveh and Prof. Ehood (Udi) Nisan.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her director position in the company, taking into consideration, among other factors, the specific needs and size of the company.

A general shareholders’ meeting of a company whose shares are publicly traded, at which the appointment of a director is to be considered, will not be convened unless the person nominated to be so appointed has declared to the company that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

Each of the proposed nominees, Mr. David Federmann, Mr. Adam, Mrs. Baum, Mr. Michael Federmann, Mrs. Livni, Mr. Ninveh and Prof. Nisan, has declared to the Company that he or she complies with the required qualifications under the Companies Law for appointment as a member of the Board, detailing his or her applicable qualifications, and that he or she is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of the Board, taking into consideration, among other factors, the specific needs and size of the Company. In addition, Mr. Adam, Mrs. Livni and Prof. Nisan, each has also declared that he or she complies with the criteria of an Independent Director under the Companies Law.

As mentioned above under “DIRECTOR INDEPENDENCE CRITERIA,” three of these nominees (Mr. Adam, Mrs. Livni and Prof. Nisan) satisfy the independence criteria for board members under the applicable Nasdaq Rules as well as the criteria of an Independent Director under the Companies Law.

The Corporate Governance and Nominating Committee has recommended to the Board that each of the above-named nominees be nominated for election to the Board. The recommendation is in line with the policies adopted by the Board with respect to diversity and limitations on other board memberships of its members.
The Board has approved the recommendation of the Corporate Governance and Nominating Committee with respect to the above list of nominees.
Each nominee so elected as a Director will hold office until the close of the next Annual General Meeting of Shareholders and until his or her successor is elected and qualified, unless any Director’s office is vacated earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association.
In accordance with the Company’s compensation policy, approved by the Company’s shareholders in April 2021 (the “Previous Compensation Policy”), and in accordance with the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000 (the “Relief Regulations”), the Company’s Compensation Committee and Board have approved payment to the Company’s current and future directors (including Mr. Michael Federmann, who may be considered a direct or indirect Controlling Shareholder of the Company, and his son, Mr. David Federmann) of compensation for their service as directors, in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on their equity as may from time to time be updated by the Israeli regulations.
As a result, if elected, each of the Company’s Directors would be entitled to an annual fee of NIS 123,680 (equal to approximately $32,600) and a per meeting fee of NIS 4,765 (equal to approximately $1,300), which reflect the current fee levels mentioned above, linked to the Israeli consumer price index. Compensation payments to directors are made either directly to the director or to his or her employing company.

All nominees will continue to be covered by the indemnification letters and exemption letters previously approved by the Company’s shareholders. As required under the Companies Law, the granting of indemnification and exemption letters to Mr. Michael Federmann, who may be considered a direct or indirect Controlling Shareholder of the Company, and his son, Mr. David Federmann, must be re-approved by the Company’s shareholders every three years. At the Annual General Meeting held in August 2023, the Company’s shareholders re-approved the granting of indemnification letters (originally granted in 2011) to Messrs. Michael Federmann and David Federmann, for an additional period of three years commencing on December 1, 2023, and the granting of exemption letters to each of them for an additional period of three years commencing on April 7, 2024. In addition, in accordance with the Previous Compensation Policy, each of the Company’s Directors (including Mr. Michael Federmann, who may be considered a direct or indirect Controlling Shareholder of the Company, and his son, Mr. David Federmann), is and will be covered by a directors and officers liability insurance policy, to be purchased from time to time by the Company in compliance with the provisions of the applicable compensation policy, the Companies Law and the Relief Regulations.

The nominees, their respective ages as of August 1, 2024 and the years in which they became Directors of the Company are as follows:

Name	Age	Director Since
David Federmann (Chair)	49	2007
Ehud (Udi) Adam	66	2023
Rina Baum	79	2001
Michael Federmann	81	2000
Tzipi Livni	66	2023
Dov Ninveh	77	2000*
Ehood (Udi) Nisan	57	2016
* was not a member of the Board from April to October 2013.

Background information on each of the seven nominees is as follows:

David Federmann. David Federmann has served as chair of the Board since August 2023, after serving as vice chair of the Board since 2015. He has served in various management capacities at Federmann Enterprises Ltd. (FEL), a privately-owned Israeli company, since 2000. FEL, directly and through subsidiaries, holds a diversified portfolio of investments, including ownership of approximately 44.02% of the Company’s outstanding shares. FEL also has ownership interests in Dan Hotels Ltd. (Dan Hotels), an Israeli hotel chain, Freiberger Compound Materials GmbH (Freiberger), a German company engaged in the supply of materials for the semi-conductor industry, and several financial, real estate and venture capital investments. David Federmann currently serves as chair of the board of Freiberger and as a member of the boards of directors of Dan Hotels, BGN Technologies Ltd. (the technology transfer company of Ben-Gurion University), and several other private companies. David Federmann is the son of Michael Federmann, who may be considered our controlling shareholder. Mr. David Federmann holds a bachelor’s degree in mathematics and philosophy from New York University.

Ehud (Udi) Adam. Ehud (Udi) Adam has served as a strategic consultant to various public and private companies in the technology sector since June 2020. From 2016 until May 2020, Mr. Adam served as director general of the Israeli Ministry of Defense. Since 2020, Mr. Adam has served as a director of Arma Ferrea Ltd., a company that develops and manufactures reactive armor systems, and as a director of Arma Kinetica Ltd., a company in the field of kinetic energy solutions. Since 2020, he has also served as chair of the board of Armalux Ltd., a company that engages in the field of laser systems and, since 2022, as chair of the board of Ecology for Protected Community Ltd., a company that employs people with special needs to collect electronic waste. Since 2021, Mr. Adam has served as the chair of a public committee of the Geophysical Institute of Israel and, since 2011, as president of “Midor Ledor”, a non-profit community association. In 2016, Mr. Adam served as chair of the board of IMI Systems Ltd., formerly an Israeli government owned defense company later acquired by the Company. Mr. Adam served in the Israeli Defense Forces (IDF) for 31 years, where he holds the rank of major general (reserves), and served as head of the Technological and Logistics Directorate and as head of the Northern Command. Mr. Adam holds a bachelor of arts degree in political science and government from Bar-Ilan University in Ramat Gan, Israel and a master’s degrees in military and strategic leadership from Ecole de Guerre Paris. Mr. Adam serves as chair of the Company’s Corporate Governance and Nominating Committee and as a member of the Company's Compensation Committee and the Audit and Financial Statements Review Committee.
Rina Baum. Rina Baum is vice president of FEL and has served as a director and CEO of Uni-bit Insurance Agency (1983) Ltd. since 1990. She currently serves as a director of Dan Hotels and as chairman and director of Etanit Building Products Ltd. (Etanit). She also holds other managerial positions with investee companies of FEL. Mrs. Baum holds a law degree (LL.B) from the Hebrew University.

Michael Federmann. Michael Federmann served as chair of the Board between 2000 and August 2023. Since 2002 he has served as chair and CEO of FEL, where he held managerial positions since 1969. Mr. Federmann also serves as a director of Dan Hotels and of Freiberger. He serves as the president of the Germany - Israel Chamber of Industry and Commerce, was awarded the Order of Merit of the Federal Republic of Germany and is an Honorary Commander of the Order of the British Empire (CBE). Michael Federmann may be considered our controlling shareholder and is the father of David Federmann, the chair of the Board. Mr. Michael Federmann holds a bachelor’s degree in economics and political science from the Hebrew University, which has also awarded him an honorary doctorate in philosophy.

Tzipi Livni. Tzipi Livni has served as an external director of Bezeq the Israeli Telecommunication Corp. Ltd., the largest telecommunications company in Israel, and as a director of its subsidiaries – Bezeq International Ltd., Yes TV and Communications Services Ltd. and Pelephone Communications Ltd., each since April 2021. Mrs. Livni has also served as a director of the Institute for National Security Studies, a research institution affiliated with Tel Aviv University, since June 2021, and has been a member of the advisory board of Seevix Material Sciences Ltd., a biotechnology company, since October 2021. Since March 2023, Mrs. Livni has served as a member of the board of trustees of Nizami Ganjavi International Center, a non-profit organization that promotes collaboration among different cultures and civilizations and, since 2018, she has served as a member of the board of trustees of the International Crisis Group. Mrs. Livni is a member of the Aspen Cybersecurity Group and previously served as a member of the Multinational Cyber Action Committee. Mrs. Livni also serves as a member of the global steering committee of Campaign for Nature and the Aspen Ministers Forum. Mrs. Livni is also an international speaker and strategic advisor and was a fellow at the Kennedy School of Government at Harvard University in Boston in 2019. Between 1999 and 2019, Mrs. Livni held various political and ministerial positions in Israel, including the Minister of Foreign Affairs and Vice Prime Minister, Minister of Justice, Minister of Regional Cooperation, Minister of Immigrants Absorption, Minister of Housing and Construction and Minister of Agriculture, and was a member of the Security Cabinet and leader of the opposition in the Israeli Knesset. Prior to this time, she was Head of the Government Companies Authority and practiced law. Tzipi Livni holds a law degree (LL.B.) from Bar-Ilan University. Mrs. Livni serves as a member of the Company's Audit and Financial Statements Review Committee.

Dov Ninveh. Dov Ninveh served as chief financial officer and a manager of FEL from 1994 until 2020 and as the general manager of Heris Aktiengesellschaft from 2012 until 2021. He currently serves as a member of the board of directors of Freiberger. Mr. Ninveh served as a director of Dan Hotels from 2003 until 2022 and as a member of the board of directors of Etanit from 1994 until 2023. From 1996 until 2000 he served as director of Elop Electro-Optic Industries Ltd. (Elop) and from 1989 to 1994, he served as deputy general manager of Etanit. Mr. Ninveh holds a bachelor of science degree in economics and management from the Technion – Israel Institute of Technology (the Technion) in Haifa, Israel.

Professor Ehood (Udi) Nisan. Prof. Ehood (Udi) Nisan is a professor in the School of Public Policy and Government of the Hebrew University. He is an External Director of Harel Insurance Finance Services Ltd. and Rekah Pharmaceutical Industry Ltd. He is also a member of the board of Bezalel Academy of Art and chair of its finance committee and a member of the audit committee of Azrieli College of Engineering Jerusalem. Since 2023, Prof. Nisan has served as the chairman of the Hebrew University Assets Company Ltd. From 2014 until 2021, he served as a member of the board of the Jerusalem Biblical Zoo. From 2013 to 2016, he was the chair of the board of directors of Delek, The Israel Fuel Corporation Ltd. From 2009 to 2011, Prof. Nisan was the director of the national budget department of the Israeli Ministry of Finance, and from 2007 to 2009, he served as the director of the Government Companies Authority. Prior to that, he served in various executive positions in the

Israeli Ministry of Finance and served as a member and chair of several government and public committees, including as the CEO of the Jerusalem Development Authority. Prof. Nisan holds bachelor’s and master’s degrees in economics and business administration, and a PhD in public economics and policy from the Hebrew University. During 2006 - 2007, Prof. Nisan completed his post-doctoral studies at the Kennedy School of Government at Harvard University, where he was also a Senior Fellow in 2011 - 2012. Prof. Nisan serves as a member of the Company's Audit and Financial Statements Review Committee. He is considered by the Board to have accounting and financial expertise under the Companies Law and is designated as an audit committee financial expert in accordance with SEC rules.

At the Meeting, the Board will propose that the following resolution be adopted:

“RESOLVED, to elect Mr. David Federmann, Mr. Adam, Mrs. Baum, Mr. Michael Federmann, Mrs. Livni, Mr. Ninveh and Prof. Nisan as Directors of the Company until the close of the next Annual General Meeting of Shareholders.”

The Board of Directors recommends that you vote FOR approval of all the nominees to the Board.

PROPOSAL 2 - APPROVAL OF THE COMPANY’S AMENDED COMPENSATION POLICY
As required by the Companies Law, the Company has adopted a compensation policy regarding the terms of office and employment of its “office holders” (as such term is defined in the Companies Law). The members of the Board (the “Directors”), the Company’s Chief Executive Officer (the “CEO”) and the Company’s Executive Vice Presidents (the “EVPs”) (the CEO and the EVPs are collectively referred to as the “Executive Officers”) are considered “office holders”. The Company's previous compensation policy was approved by the Company’s shareholders at the Extraordinary General Meeting of Shareholders held on April 7, 2021 (the “Previous Compensation Policy”).
Pursuant to the Companies Law, a compensation policy of a publicly traded company such as the Company needs to be periodically reviewed by the compensation committee and board of directors and needs to be re-approved every three years by (i) the board of directors, following the recommendation of the compensation committee; and (ii) by the applicable majority of the company’s shareholders. In the event that the compensation policy is not approved by shareholders, the board of directors may nonetheless approve it, provided that the compensation committee and board of directors, following further discussion of the matter and for specified reasons, determine that the approval of the compensation policy is in the best interests of the company.
Corporate Governance Highlights
The Company places significant emphasis on its Environmental, Social and Governance (ESG) practices, including in the areas of environmental, health and safety; corporate governance, ethics and anti-corruption; fair labor practices and human rights; supply chain compliance; and social responsibility to the communities in which it operates. We conduct our business activities and develop Company policies based on a firm commitment to ethical practices and corporate governance best practices. Further information is available in our latest sustainability report available on the Company’s website.
Our Board complies with leading corporate governance practices as set forth in our Board committee charters published on our website, and is comprised of members with vast skill and knowledge, diverse experience, including in the fields of governmental, industry and finance, and varied academic backgrounds. The Company also promotes gender diversity among its Board members and has adopted a policy of having at least 25% gender-diverse members on the Board. We publish a Board diversity matrix on our website detailing how each of the Company’s directors self- identifies based on gender, race, ethnicity, and/or LGBTQ+ status.
None of our directors serves as an executive officer of the Company and a majority of our directors is “independent” as defined in applicable Nasdaq rules and under the Companies Law. Each of our Board committees, including our Compensation Committee and our Corporate Governance and Nominating Committee, is composed exclusively of directors who are independent. Our independent directors also conduct periodic “executive sessions” without the presence of management and non-independent directors. Nominees for appointment or election as a director are recommended by the Board’s Corporate Governance and Nominating Committee. The chair of our Compensation Committee is an External Director.
Development of the Amended Compensation Policy
As part of the process for developing the amended compensation policy (which is substantially in the form attached as Exhibit A to the Proxy Statement, the “Amended Compensation Policy”), our Compensation Committee engaged PricewaterhouseCoopers Advisory Ltd. (“PWC Israel”) to prepare the independent and objective benchmark analysis, as specified below. We also engaged a division of Aon plc. (“Aon”), a leading global professional services firm, to assist with the development of other aspects of the Amended Compensation Policy. The process also included engagements with other U.S. and Israeli consultants that provided legal, financial, market practice and other advice or information. The Compensation Committee and Board carefully evaluated this guidance, ultimately reaching their conclusions independently about what changes to recommend.
As further described below, the Compensation Committee and Board considered a variety of factors in preparing the Amended Compensation Policy, including strong recent growth, business and other developments within the Company and in industries in which the Company operates, since the approval of the Previous Compensation Policy, feedback from investors and proxy advisory firms, the Company’s unique position as a large international company based in Israel and a benchmark analysis comparing executive compensation with peer group companies in both Israel and the U.S.

Strong Company Growth
Company revenues in 2023 were approximately $6 billion, growing from approximately $4.7 billion in 2020, an increase of approximately 28%. At the end of 2023, the Company reported a record order backlog of approximately $17.8 billion, compared to an order backlog of $11.0 billion at the end of 2020, an increase of approximately 61%. The order backlog further increased to approximately $21.1 billion as of June 30, 2024, providing the Company with a good basis for expectations regarding future revenues.
The Company's growth continued in the first six months of 2024, with Company revenues increasing by approximately 48% compared to the first six months of 2020. During this period, the Company also reported an improvement in additional financial parameters. For further information, see the Investor Overview at: https://elbitsystems.com/ir-category/investor-relations/presentation-webcasts/.
The Compensation Committee and Board believe that the growth in revenues and order backlog was due in significant part to successful marketing efforts led by the Company’s senior management and a relevant portfolio of solutions developed under management guidance, and was supported by acquisitions, which were also led by senior management. It was also noted that since approval of the Previous Compensation Policy, Company shareholders have benefitted from both share price appreciation and regular quarterly dividends, which increased from 44 cents a quarter in the fourth quarter of 2020 to 50 cents a quarter in the second quarter of 2024.
Principal Developments Since Approval of the Previous Compensation Policy
Increasingly complex Company operations and macroeconomic environment.
Along with strong growth, the total number of Company employees increased from approximately 16,676 at the end of 2020 to approximately 18,984 at the end of 2023, an increase of approximately 14%. The Company also continued to establish new entities to strengthen its global presence, and currently operates through dozens of subsidiaries, facilities and partnerships worldwide. In recent years, the Company has been successful in obtaining an increased number of large-scale programs, each amounting to revenues of $100 million or more.
During the applicable period, the macro-economic environment has presented a series of challenges, including the COVID-19 pandemic, supply chain disruptions and shortages of critical electronic components following the pandemic, changing labor markets and the surge in demand for our solutions following the outbreak of the Russia-Ukraine conflict in February 2022 and, most recently, the “Swords of Iron” war in Israel. Our senior management has implemented a variety of mitigation strategies to successfully address supply chain and other disruptions and reduce risks to the Company from inflationary pressures.
At the same time, the Company continued its strategic investments in R&D, building new and expanding existing facilities and infrastructure, important steps in providing the foundation for value creation over the longer term. Since approval of the Previous Compensation Policy in 2021, the Company has also made strategic acquisitions, including the purchase by Elbit Systems of America of Sparton Corporation ("Sparton") in 2021, which is significant to the Company's long-term growth strategy, with a particular focus on expansion in the U.S. and global maritime markets.
The Compensation Committee and Board considered the growing responsibilities, duties and burdens imposed on the Company’s Executive Officers as a result of the increasing complexity of the Company's business after years of strong growth and macro-economic challenges.
Changes in the defense and security markets in which the Company operates.
The ongoing conflict between Russia and Ukraine has led to a noticeable increase in defense budgets around the world and particularly in Europe, which became the Company's most significant geography by revenues in 2023. The Compensation Committee and Board believe that the growth in European revenues, which increased by 117% between 2020 and 2023, was made possible by a decade long effort led by our President and CEO, Mr. Bezhalel Machlis, and the executive team to invest significant resources in developing a presence in multiple European countries. In addition, the Abraham Accords signed since September 2020 between Israel and the UAE, Morocco, Sudan and Bahrain have opened new markets for the Company that were historically inaccessible. These markets present significant potential for the Company but also require an investment of effort and resources, including significant management attention, to realize the potential.

More recently during the “Swords of Iron” war in Israel, the Company has provided increased support to the Israel Ministry of Defense (the “IMOD”), which has materially increased its demand for our products resulting in receipt of significant orders from the IMOD. The growth in demand heightened our level of operations and increased the complexity associated with managing the Company.
The Compensation Committee and Board believe the Company is in a unique position following the increased demand for its products resulting from recent conflicts and considered the need for strong, experienced and stable leadership to face current and future challenges and realize the Company's potential.
Changes in labor market resulting in increase in executive compensation.
In recent years, and particularly following the COVID-19 pandemic, the Company has witnessed an increase in competition for highly skilled, technologically capable employees and executives in countries in which it operates around the world. This has resulted in increased demand for executives with a technological background and experience working in global companies such as Elbit Systems. The benchmarking analysis described below comparing executive compensation with peer group companies demonstrates this growing demand for high-quality executive talent and the value our peer group companies ascribe to their executives.
The Compensation Committee and Board believe that the ability to recruit and maintain key and highly qualified management remains one of the Company's ongoing challenges that the Amended Compensation Policy is designed to help address.
Shareholder and Proxy Advisory Firms Engagement and Feedback
We value our shareholders and the ongoing feedback they provide to the Company about its operations and practices. We believe that an ongoing dialogue with our investors enables us to better understand their perspectives and their feedback is carefully reviewed. As part of our general engagement with our principal shareholders, we also invited them to share their views on executive compensation and conducted discussions with them on these matters.
In the process of developing the Amended Compensation Policy, the Compensation Committee and Board took into consideration a wide variety of feedback received from Company investors, as well as policies regarding executive compensation adopted by certain institutional investors. This process also included engagement with proxy international and local advisory firms, as well as a review of their guidelines and previous feedback they have provided to the Company. The Compensation Committee and Board evaluated these various inputs and discussed which proposed actions or suggested changes might be appropriate for implementation.
Various components of the Amended Compensation Policy were revised taking into consideration the feedback received. It was also decided to adopt several additional limitations under the Amended Compensation Policy, including:
(i)imposing a new limitation on the aggregate value of compensation payments to Executive Officers related to the termination of their service to the Company;
(ii)broadening the Company's right to clawback Executive Officer compensation to certain instances which are over and above the Nasdaq and Companies Law requirements; and
(iii)placing additional limitations on the circumstances in which acceleration of options may be permitted.
The Company’s Unique Position as a Large International Company Based in Israel
Elbit Systems is an international defense high-end technology company with an extensive global footprint, uniquely positioned as an Israeli-based company with its Shares traded on both the TASE and Nasdaq. The Company's products include both hardware and software for defense and commercial applications. The Company competes with large U.S. and European companies and derives a large majority of its revenues (approximately 80% in 2023) from outside of Israel. Competition for the Company's workforce is global and multidisciplinary, as the Company competes for talent with both defense and high-tech companies, and with both local and international companies. There are no stock exchange listed Israel-based defense companies of comparable size to Elbit Systems, and the number of Israeli companies outside of the defense industry with market capitalization ("market cap") or other characteristics similar to that of the Company, such as revenues or number of employees, is also limited.
Elbit Systems operates through five segments, each with annual revenues of between $0.7 billion and $1.9 billion (as of December 31, 2023). Each segment manages multiple sites globally and thousands of employees. Along with managing their respective segment or professional department, Company executives are required to work together to maximize synergies across the Company. The complexity of the Company’s operations has significantly increased in recent years, requiring a highly skilled management with a diverse skill set. Due to the long-term nature of its business, in terms of high-end technology research and development, multi-year programs and long-lasting customer relationships, the Company places a high value on retaining executives for long periods of service, as is the case with many other companies in its industry.
Benchmark Analysis
In order to develop the Amended Compensation Policy, the Compensation Committee conducted a thorough review of the Previous Compensation Policy and evaluated various potential adjustments required to adapt it to the evolving competitive environment for senior executives in the principal markets where the Company operates, and especially in Israel where there is growing demand for executives capable of managing global companies. The Compensation Committee engaged PWC Israel as an independent advisor to conduct an analysis of benchmark information comparing the Company’s executive compensation with that of peer group companies in 2023 (the “Benchmark Analysis”). PWC Israel reported its findings to our Compensation Committee.
Due to Elbit System’s unique position as a large international company based in Israel, set forth above, it was decided to include in the Benchmark Analysis compensation information from two sample groups of comparable companies, the composition of each determined with the advice of PWC Israel. Sample A included 10 Israeli companies listed on the TASE and/or U.S. stock exchanges with the majority of their revenues and/or business activities outside of Israel, each with an approximate market cap of between 50% and 200% of the Company’s market cap – five companies with a market cap higher than that of the Company, and five companies with a market cap lower than that of the Company.1 Sample B included nine defense and defense services companies listed on U.S. stock exchanges that the Company considers competitors for its products and solutions, each with an approximate market cap of between 50% and 200% of the Company’s market cap – four companies with a market cap higher than that of the Company, and five companies with a market cap lower than that of the Company.2 None of the companies in Sample B are incorporated in Israel. 3
The companies in Sample A are based or have a significant presence in Israel, but at the same time are global companies conducting a majority of their business outside of Israel, as does the Company. For this reason, the Compensation Committee believes that the companies in Sample A are especially relevant from an executive compensation perspective. The inclusion of Sample B was designed in part to take into account that approximately 24% of Elbit Systems’ revenues in 2023 was derived from sales to North America, the largest single target market for the Company's products and solutions. In addition, most of the Company's competitors are located outside of Israel, and many of them are U.S. companies.
The Benchmark Analysis (including the information regarding market cap) was based on information published by the companies in each sample group for fiscal year 2023 with respect to the following three compensation components: annual cost of salary, annual bonus and long-term incentive for the applicable vesting year. This peer group information was compared to compensation information for the Company’s Executive Officers as recorded in the Company's financial statements for 2023.4
1 Sample A included the following companies: Check Point Software Technologies Ltd., NICE Ltd., Teva Pharmaceutical Industries Limited, CyberArk Software Ltd., monday.com Ltd., SentinalOne, Inc., Wix.com Ltd., ICL Group Ltd., Global-E Online Ltd. and Varonis Systems, Inc. Market cap was calculated by PWC Israel based on average market cap as of December 31, 2023 and March 31, 2024.
2 Sample B included the following companies: Booz Allen Hamilton Holding Corporation, Textron Inc., Leidos Holdings, Inc., Huntington Ingalls Industries, Inc., BWX Technologies, Inc., CACI International Inc., Science Applications International Corporation, CAE Inc. and Leonardo DRS, Inc. Market cap was calculated by PWC Israel based on average market cap as of December 31, 2023 and March 31, 2024.
3 Some peer group companies did not publish comparable information regarding all three components; in such cases, the comparisons described above were made only with those companies that did publish such information (limiting the number of relevant companies in the sample group). The Benchmark Analysis included further details regarding methodology that are not detailed in this Proxy Statement.
4 Bonus costs are recorded in the Company's financial statements based on the date of payment; therefore, Company compensation information includes bonus payments made during 2023, rather than bonus payments for performance in 2023, which is the case in respect of the peer group companies.

Based on these comparisons, the Compensation Committee and Board noted that total compensation of the Company’s CEO in 2023 (comprised of all three of the components mentioned above) was lower than both the average and median of the Company peer group in both samples – indeed, the pay of the Company's CEO was in the first quartile of the peer group companies in Sample A, and lower than any of the peer group companies in Sample B.
The Compensation Committee and Board further noted, based on the comparison of peer group companies, that the average total compensation (comprised of all three of the components mentioned above) of the Company’s EVPs in 2023 was lower than any of the peer group companies in both Sample A and Sample B.5
In addition, based on the Benchmark Analysis, it was especially evident that the long-term incentive component of compensation paid to the Company's CEO and average of the EVPs in 2023 was significantly lower than that of the comparable companies (with such long-term incentive being lower in both cases than any of the peer group companies in both Sample A and Sample B).
As part of development of the Amended Compensation Policy, the Compensation Committee and Board also compared the proposed new ceilings for the annual cost of salary, annual bonus and long-term incentive to (i) the relevant ceilings set under the compensation policies of the companies included in Sample A that are required to adopt such policies under Israeli law, and (ii) the actual compensation provided in 2023 to executives of peer group companies in both Sample A and Sample B. These comparisons assessed whether the proposed new ceilings for Company executives were reasonable in light of market practices at peer group companies, and is further detailed under “Benchmark Forward-Looking Comparison” below.
Performance-Based Compensation
The Company aims to incentivize its Executive Officers by creating a strong link between performance and compensation. Our Compensation Committee and Board strive to provide an appropriate mix of compensation that reflects stable fixed compensation on the one hand, with variable performance-based compensation on the other hand, as well as a healthy balance between short- and long-term incentives.
Considering the Company's development in recent years, including its strategy and challenges, and after taking into account investor feedback and the analysis provided by various outside consultants, the compensation Committee and Board have designed a significant portion of the compensation of our Executive Officers, and in particular our President and CEO, in the Amended Compensation Policy, to align with shareholder interest and long-term Company value creation.
In particular, our Compensation Committee and Board have determined that:
(i)a majority of the CEO's compensation should be variable, performance-based and at risk;
(ii)the CEO's compensation should be more heavily weighted toward long-term than short-term performance; and
(iii)the CEO's compensation should be more heavily weighted toward equity than cash.
Proposed Amended Compensation Policy
After taking into consideration the factors and information described above, and in view of the Company’s experience implementing the Previous Compensation Policy, the Compensation Committee and Board determined that it is desirable to retain the overall structure of the Previous Compensation Policy, with certain amendments. Below is a summary of the principal changes in the Amended Compensation Policy from the Previous Compensation Policy, the description of which is qualified in its entirety by the text of the Amended Compensation Policy itself, which is attached as Exhibit A to this Proxy Statement:

5 Total compensation of the Company’s EVPs in 2023 was calculated using the average of the total compensation for the Company’s four most highly compensated EVPs, as set forth in our 2023 Annual Report. With respect to peer group companies, in each case where comparative information about more than one VP was available, the average amount of compensation with respect to such VPs was used.

Variable Compensation Ratio:
In order to increase “pay for performance” and allow for the shift of greater weight of our executive compensation toward long-term incentives that better align with shareholder interests, the Compensation Committee and Board proposed to amend the ratio between “Variable Compensation” (cash bonuses and equity-based awards) of an Executive Officer and his or her total compensation package, on an annual basis, from 80% currently to 85% in the Amended Compensation Policy.
Monthly Base Salary:
The Previous Compensation Policy set maximum monthly gross base salaries for Executive Officers as follows: (i) for the CEO, two hundred and fifty thousand shekels (NIS 250,000) (equal to approximately sixty-six thousand dollars ($66,000)), with such amount subject to adjustments to reflect increases in the Israeli Consumer Price Index (the “CPI”), and (ii) for an EVP, one hundred and eighty thousand shekels (NIS 180,000) (equal to approximately forty-eight thousand dollars ($48,000)), subject to CPI increases. As of August 1, 2024, the CEO’s monthly gross base salary is approximately two hundred seventy-two thousand shekels (NIS 272,000) (equal to approximately seventy-two thousand dollars ($72,000)).
The Amended Compensation Policy would raise the maximum monthly gross base salary payable to the CEO to three hundred thousand shekels (NIS 300,000) (equal to approximately seventy-nine thousand dollars ($79,000), an increase of approximately 10.3% from Mr. Machlis' current monthly base salary and of 20% from the ceiling under the Previous Compensation Policy, with such amount subject to adjustments to reflect CPI increases. Under the Amended Compensation Policy, the maximum monthly gross base salary payable to an EVP would increase to two hundred thousand shekels (NIS 200,000) (equal to approximately fifty-three thousand dollars ($53,000), an increase of approximately 11% from the ceiling under the Previous Compensation Policy, with such amount subject to adjustments to reflect CPI increases.
The Compensation Committee and Board considered that the monthly gross salary of Mr. Machlis, has not changed since 2021 (other than due to CPI increases), while the complexity of managing the Company has significantly increased in recent years. It was also considered that the EVPs’ salaries are individually determined, taking into account their specific roles, responsibilities, backgrounds and other characteristics, with changes typically being made gradually with specific approvals as required by law.
Annual Bonus:
The Company maintains an annual pay-for-performance bonus plan for its Executive Officers based on pre-determined goals. Goals for the EVPs may include Company-wide targets such as financial parameters, as well as division specific targets and personal targets. The CEO's targets reflect only Company-wide goals related to non-GAAP net profit and operating cash flow, which the Compensation Committee and Board consider to be key drivers of shareholder returns. All annual bonuses are subject to a precondition, according to which either (a) the Company's non-GAAP Net Profit attributable to shareholders (“Non-GAAP Net Profit”) for the fiscal year as reflected in the Company’s published full-year financial results must be at least 80% of the Company's Non-GAAP Net Profit for the preceding fiscal year; or (b) the Company's Non-GAAP Net Profit for the fiscal year must be at least 80% of the Non-GAAP Net Profit in the Company's annual budget as approved by the Board for such fiscal year.
The Previous Compensation Policy provides a maximum annual bonus amount of $2 million for the CEO and nine (9) monthly base salaries for EVPs. The Compensation Committee and Board believe that the existing annual bonus structure is efficient and properly incentivizes Executive Officers to achieve excellence. Following feedback from our investors and from proxy advisory firms, the Compensation Committee and Board concluded that it is advisable to maintain the existing annual bonus provisions relating to the CEO, and not to increase the ceiling of the CEO annual bonus amount, although such ceiling has not been increased since 2021. The Compensation Committee and Board believe the main growth in the CEO's compensation should be in the long-term component, which is significantly lower than peer group companies and which, if augmented, would increase alignment with shareholder interests.
With regard to the annual bonus for EVPs, however, the Compensation Committee and Board decided to add an exception for EVPs at the Company’s headquarters (such as the Chief Legal Officer and Chief Human Resources Officer), for whom financial objectives may account for between 25% - 100% (rather than between 50%-100%, as provided in the Previous Compensation Policy) of relevant performance measures, with the business, operating and other objectives accounting for the remainder thereof. It was also decided to add ESG and compliance measures as examples of other objectives. The Compensation Committee and Board decided that business, operating and other objectives may be given greater emphasis in determining the annual bonus of EVPs at the Company’s headquarters in order to recognize the special role such executives play as “gatekeepers” for the Company, and to reflect the importance the Company places on ESG and compliance.
Compensation Recovery (“Clawback”):
Our Compensation Committee and Board determined to include an additional and more stringent clawback provision than those already provided in the Previous Compensation Policy. The new clawback provision in the Amended Compensation Policy would allow the Company, in the event of a dismissal for cause of an Executive Officer due to his or her breach of fiduciary duty to the Company, to recover from such Executive Officer the bonus compensation paid to him or her in the preceding 12-month period, net of taxes, subject to applicable law. These clawback provisions do not derogate from any other clawback or similar provisions by virtue of applicable law, listing rules or under any other applicable clawback policy approved by the Board (including that required by Nasdaq).
Equity-Based Compensation:
As described above, the Compensation Committee and Board determined that the CEO's compensation should be more heavily weighted toward long-term than short-term performance and should be more heavily weighted toward equity than cash. They also considered the fact that equity-based compensation maximizes alignment of long-term interests among the Company, management and shareholders and incentivizes value creation. The Compensation Committee and Board considered what form equity grants should take and determined to retain option grants as a simple and effective form of long-term equity incentive since, unlike RSUs, options inherently include a market-linked metric whereby the Executive Officer will only benefit from the equity grant if the Company's share price increases above the exercise price of the option.
To more heavily weight long-term incentives and to assist in retaining and motivating the Company’s executives, the Compensation Committee and Board decided to amend the equity-based compensation ceilings as follows:
The Previous Compensation Policy provided that the aggregate value of the benefit embedded in granted equity-based awards, calculated on the date of grant in accordance with an acceptable valuation method (such as the Monte Carlo, Black-Scholes or Binominal options pricing models), would not exceed: (i) with respect to the CEO - one million eight hundred thousand dollars ($1,800,000) per year, and (ii) with respect to an EVP - nine hundred thousand dollars ($900,000) per year.
The Amended Compensation Policy proposes to amend these amounts so that the aggregate value of the benefit embedded in granted equity-based awards, calculated on the date of grant in accordance with an acceptable valuation method (such as the Monte Carlo, Black-Scholes or Binominal options pricing models), will not exceed :(i) with respect to the CEO – three million five hundred thousand dollars ($3,500,000) per year (the “Maximum CEO's Equity Amount”), and (ii) with respect to an EVP – one million one hundred thousand dollars ($1,100,000) per year.
It should be noted that these ceilings take into account the annualized value of options previously granted to Executive Officers, the vesting periods of which have not yet ended. For example, when applying the annual maximum equity-based ceiling in respect of our CEO under the Amended Compensation Policy, a value of approximately $870,000 per year will generally be added to the value of the new grants, due to options granted to him in 2021, until the full vesting period of five years has elapsed. Without taking into account prior grants, the proposed Maximum CEO's Equity Amount during such period is actually $2,630,000.

In determining the new ceilings, the Compensation Committee and Board considered, among other things, the Benchmark Analysis, which found that the long-term equity incentive provided to our CEO in 2023 was lower than any of the peer group companies in either sample group. Even in view of the Benchmark Forward-Looking Comparison (as described below), the revised equity-based compensation ceiling in the Amended Compensation Policy with respect to the CEO remains relatively low, below the average and median of the peer group companies in both sample groups – in the first quartile of Sample A and lower than any of the peer group companies in Sample B. CEO equity incentives remain relatively low even when considering the potential increase in the Maximum CEO's Equity Amount (which may be approved by the Compensation Committee and Board under exceptional circumstances once during the period of the Amended Compensation Policy, as described below). Even with such increase, the Maximum CEO's Equity Amount is below the average and the median of the peer group companies in both sample groups – in the first quartile of both Sample A and Sample B.

The Compensation Committee and Board have proposed several other changes in the Amended Compensation Policy related to the award of equity-based compensation, as follows:

•Vesting - Noting that many comparable companies set three (3) years as the minimum vesting period in their compensation policies, the Amended Compensation Policy establishes a minimum vesting period of four (4) years, instead of five (5) years provided under the Previous Compensation Policy, with the first vesting date to occur after a minimum of two (2) years.
•Acceleration - Under the Previous Compensation Policy, options could be accelerated in certain circumstances, subject to approval of the Compensation Committee and Board. Following feedback from investors, the Amended Compensation Policy limits the circumstances in which acceleration would be permitted to specific instances, as specified in the Amended Compensation Policy.
•Additional conditions to grants and vesting - The Amended Compensation Policy includes certain changes in respect of the definition of the “Date of the Board Resolution” as well as vesting conditions, in order to provide the Board with greater flexibility in setting additional conditions for option grants, including delaying a grant, or vesting of an equity-based award, as necessary, to achieve the Company’s goals.
•One-Time Increase in Maximum CEO’s Equity Amount - The Compensation Committee and Board believe that the current geopolitical environment and related increases in global defense spending, together with recent strategic efforts and M&A activities led by the Company’s executives, present the potential for the Company to accelerate growth and expand its position as a leading global supplier of advanced technologies to the defense market, which if achieved could have parallel benefits for Company shareholders and other stakeholders for years to come. To incentivize our CEO to pursue such opportunity, the Compensation Committee and Board determined that it would be appropriate to define an extraordinary strategic achievement that would have the potential to accelerate the growth of the Company in an advanced technological field, and to link such achievement to an increase in the CEO’s equity compensation.

The Amended Compensation Policy provides that the Compensation Committee and Board may approve a one-time increase in the annual Maximum CEO’s Equity Amount by up to $1,000,000, to allow for the grant of performance-based options to the CEO, with such options tied to an exceptional significant strategic achievement that is expected to benefit the Company, as may be determined by the Compensation Committee and Board. The performance-based options will vest only if such an achievement is obtained within a defined period. Accordingly, the Compensation Committee and Board have defined specific criteria for such an achievement (the details of which are commercially sensitive and therefore not further detailed herein), relating to the entry, within a two-year period, into a strategic program with a customer, with a value of at least one billion dollars ($1,000,000,000), that includes research and development of a state of the art technology in an advanced and innovative field.

The Compensation Committee and Board considered that, because of a cashless exercise mechanism in the Company’s option plans, the actual number of shares issued as a result of the exercise of options by Executive Officers and employees is considerably less than the number of options granted. According to the information in the Company's financial statements, in each of 2021, 2022 and 2023, the actual dilution as a result of exercise of options granted by the Company to Executive Officers and employees was below 0.5%. The Compensation Committee and Board believe these low dilution rates indicate responsible use of equity grants over the years.
The Compensation Committee and Board recommended that the maximum dilution as a result of equity-based awards granted to Executive Officers during the three-year term of the Amended Compensation Policy remain as it was under the Previous Compensation Policy and not exceed three percent (3%) of the Company’s issued and outstanding share capital, on a fully-diluted basis.
Pursuant to the Amended Compensation Policy, based on the proposed ceilings for monthly base salary, annual bonus and equity-based compensation, between approximately 54% and 60% of the total CEO compensation may be allocated to long-term incentives (compared to approximately 39% under the Previous Compensation Policy), with more than a third of the options proposed to be granted to the CEO under Proposal 3 below, being performance-based.

Retirement and Termination of Service Arrangements:
In view of comments received from investors and proxy advisory firms, the Compensation Committee and Board have re-evaluated the need for additional limitations regarding retirement and termination of service arrangements and have decided to include in the Amended Compensation Policy a significant overall monetary limitation on amounts to be granted under such arrangements going forward.
The Previous Compensation Policy allowed certain compensation grants to Executive Officers related to retirement or other termination of service to the Company, including Severance Pay, Advanced Notice and Adjustment Period/ Retirement Grant (as such terms are explained therein), subject to certain conditions and limitations. The Amended Compensation Policy would limit the aggregate value of all such amounts to a maximum of twelve (12) months’ cost of salary of such Executive Officer (in addition to any amounts provided by law), subject to certain exceptions, and would be applicable to commitments made by the Company after the Amended Compensation Policy goes into effect.
Insurance:
The Amended Compensation Policy proposes to increase the maximum coverage limitation under liability insurance policies for directors and Executive Officers from $200 million currently to $250 million. The Compensation Committee and Board considered market practice in this area and determined that the increase is appropriate considering the Company’s recent growth and increased complexity and the related increase in potential liability associated with serving as a director or Executive Officer.
Benchmark Forward-Looking Comparison
Following development of the proposed new amounts or ceilings for annual cost of salary, annual bonus and long-term incentives, as described above, the Compensation Committee and Board compared each such amount or ceiling to the actual 2023 compensation of the two sample groups in the Benchmark Analysis (the "Forward-Looking Comparison"). This analysis, which was done to assess whether the proposed new amounts and ceilings were reasonable in light of market practices at peer group companies, compared historical information of peer group companies at a fixed point in time (2023) with potential future compensation to be provided to the Company’s CEO and EVPs pursuant to the Amended Compensation Policy6 over a three-year period (i.e., until 2027). As such, the Forward-Looking Comparison does not consider any increase in compensation of executives at peer group companies since 2023, and in addition does not consider any compensation ceilings under their respective compensation policies (which are likely to be higher than their actual total compensation in 2023).
Despite these limitations, the Compensation Committee and Board found the comparison instructive, noting that it demonstrated that the proposed maximum amounts that will potentially be paid under the Amended Compensation Policy for annual cost of salary, annual bonus and long-term incentive of the CEO are below the average and median total compensation paid to CEOs in 2023 in both Samples A and B (in the first quartile of both Sample A and Sample B, and in the second quartile of Sample A and first quartile of Sample B if the Maximum CEO’s Equity Amount is increased under exceptional circumstances as described above). Under the Amended Compensation Policy, most of the proposed increase in CEO compensation is in long-term incentive; even so, the long-term incentive provided to the CEO remains below the average and median of peer group companies in both Sample A and Sample B.
The Compensation Committee and Board further noted that the Forward-Looking Comparison demonstrated that the proposed maximum amounts that will potentially be paid under the Amended Compensation Policy for annual cost of salary, annual bonus and long-term incentive of the Company’s EVPs are below the average and median total compensation paid in 2023 to VPs in Sample A (below any of the peer group companies) and Sample B (in the second quartile).
Based in part on the Benchmark Analysis and other considerations described in this Proxy Statement, the Compensation Committee and Board believe that the proposed compensation amounts and ceilings contained in the Amended Compensation Policy are appropriate.
6 The cost of salary component of the Company's Executive Officers as used in the Forward-Looking Comparison is an estimation based on the revised "Monthly Base Salary" provided in the Amended Compensation Policy as described above, and an addition of 40% of the annual salary for benefits, but not taking into account consumer price index increases.

Recommendations
The Compensation Committee and Board considered the fact that the Company’s Executive Officers represent an exclusive group of senior managers with substantial experience and expertise in managing a global organization, most of whom have been employed by the Company for many years,7 and concluded that it is in the best interest of the Company to maintain a strong and stable leadership team to align with the Company's long-term goals and attributes.
In light of increased demand in the defense field and operational and business challenges resulting from recent conflicts, the Compensation Committee and Board determined that the proposed increases to the base salary and equity ceilings for the CEO an EVPs and other changes contained in the Amended Compensation Policy as described above are necessary to attract and retain talented, qualified and experienced managers capable of successfully navigating the Company's current challenges and incentivize them to maximize the Company's current growth trajectory.
In light of all of the above, the Compensation Committee and Board each determined that the Amended Compensation Policy complies with the Company’s strategies, goals and risk management principles. Based upon the above determination, the Board, with the recommendation of the Compensation Committee, approved the Amended Compensation Policy. If approved, the Amended Compensation Policy will be in effect as of the date of such approval for a three-year period thereafter or as otherwise may be required by the Companies Law.
Unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies, the shareholder vote on this Proposal is binding under Israeli law and not merely advisory. Notwithstanding the foregoing, the Companies Law allows our Board to nonetheless approve the Proposal, provided that the Compensation Committee and Board have determined, based on detailed reasoning and a re-evaluation of the matter, that the Proposal is in the best interests of the Company despite the opposition of shareholders.
At the Meeting, the Board will propose that the following resolution be adopted:
“RESOLVED, that the Amended Compensation Policy of the Company, substantially in the form attached as Exhibit A to the Proxy Statement, be approved.”
The Board of Directors recommends that you vote FOR approval of this resolution.

7 For information regarding the Executive Officers' experience and seniority, please see the Company's 2023 Annual Report, Item 6. – Directors, Senior Management and Employees – Directors and Executive Officers - Executive Officers.

PROPOSAL 3 - APPROVAL OF THE AMENDED EMPLOYMENT AGREEMENT OF THE COMPANY’S PRESIDENT AND CHIEF EXECUTIVE OFFICER
Mr. Bezhalel Machlis has served as the Company’s President and CEO since 2013 under a personal employment agreement originally ending in 2016, which was extended and revised with shareholder approval on April 7, 2021 (the “Current Employment Agreement”). According to the terms of the Current Employment Agreement, the CEO’s employment terms will be reviewed every three years.
From 2008 until 2012, Mr. Machlis served as the Company’s executive vice president and general manager - land and C4I, after serving as corporate vice president and general manager - land systems and C4I since 2004. In 2003, he served as corporate vice president and general manager - ground, C4I and battlefield systems. From 2000 until 2002, he served as vice president - battlefield and information systems. Mr. Machlis joined Elbit Ltd. in 1991 and held various management positions in the battlefield and information systems area. Prior to that, he served as an artillery officer in the IDF, where he holds the rank of colonel (reserves). Mr. Machlis holds a bachelor of science degree in mechanical engineering and a bachelor of arts degree in computer science from the Israel Institute of Technology (the Technion) in Haifa and a MBA from Tel-Aviv University. He is a graduate of Harvard University Business School's Advanced Management Program in Cambridge, Massachusetts.
Pursuant to the Companies Law, any arrangement between a publicly traded company and its general manager regarding the terms of office and employment of the general manager is subject to the approval of the compensation committee, the board of directors and the applicable majority of the company’s shareholders. Mr. Machlis’ position meets the definition of general manager under the Companies Law. In accordance with the Companies Law, in the event the terms of the amended employment agreement with Mr. Machlis as the Company’s President and CEO (the “Amended Employment Agreement”) are not approved by the shareholders, the Compensation Committee and Board may nonetheless approve such terms in special cases, provided that the Compensation Committee, followed by the Board, decide to approve them based on detailed reasoning after re-evaluation of the matter and taking into consideration the opposition of shareholders.
The Company’s Compensation Committee and Board have approved (subject to the approval of an amended compensation policy that would be in line with the Amended Employment Agreement) the terms of the Amended Employment Agreement, as set forth below, and recommend that the Amended Employment Agreement be approved by the Company’s shareholders.
The Compensation Committee and Board considered the skills, background, experience, business responsibilities and past performance of Mr. Machlis and evaluated the significant contributions Mr. Machlis has made to the Company and the fact that during his tenure as President and CEO, the Company has achieved extraordinary growth, including international expansion. The Compensation Committee and Board attribute many of the Company's achievements under his tenure to Mr. Machlis' risk management and strategic decision making, including research and development decisions that created business opportunities, value generation and growth potential; strategic mergers and acquisitions, such as acquisitions of Harris Night Vision and Sparton, which enhanced the Company's industrial position in the U.S and of IMI, which opened new important markets and enabled the Company to leverage integrated solutions; strategic business development, such as organizational changes to address market developments and needs and the successful establishment of subsidiaries in key territories, which enabled the Company to expand, obtain new business and maintain close relationships with existing customers in challenging times; and successful overall management of the Company through various global crises and operational challenges, including the Covid-19 pandemic, the Russia-Ukraine conflict and the "Swords of Iron" war. It was also noted that from the start of Mr. Machlis' tenure as the Company's President and CEO in April 2013 through April 2024, the Company’s market cap increased by 388%.
The Compensation Committee and Board also considered, among other factors, (a) the consistency of the Amended Employment Agreement with provisions of the Company’s Amended Compensation Policy, as recommended for approval in Proposal 2 of this Proxy Statement, and the rationales for approval raised in connection therewith; (b) the Benchmark Analysis (as described in Proposal 2 to this Proxy Statement); (c) the fact that the basic compensation structure under Mr. Machlis’ employment agreement has generally been maintained since 2016, and his employment terms have not changed since 2021 (other than increases in his salary due to the linkage to the consumer price index); (d) the fact that, according to the terms of the Amended Employment Agreement, the next review of the CEO’s employment terms will take place in 2027; (e) the desire to more closely link the CEO’s compensation and performance targets, which are generally aligned with the Company’s business strategy and the interests of its shareholders, with the specific responsibilities and duties to be performed by the CEO; (f) the unique position of the Company following the increased demand for its products resulting from recent conflicts requiring strong, experienced and stable leadership to face current and future challenges and help the Company realize its potential; and (g) the fact that Mr. Machlis has unique knowledge of the Company and its industry as well as the experience and background required for leading a global technological defense company, the mix of which is a valuable asset to the Company, and important for its future success.
The Compensation Committee and Board believe that it is critical for the Company to maintain a competitive compensation package for the Company’s President and CEO that will (i) be closely linked to the Company’s achievements; (ii) motivate superior performance; (iii) promote long-term retention; and (iv) provide fair compensation under the circumstances and create the proper incentives to continue leading the Company and keep growing its value.
Following such consideration, the Compensation Committee and Board determined that the terms of the Amended Employment Agreement are consistent with the Amended Compensation Policy and align with the Company’s strategy.
As further described in Proposal 2 above, the Compensation Committee and Board have determined, taking into account investor and other feedback and analysis, that:
(i)a majority of the CEO's compensation should be variable, performance-based and at risk;
(ii)the CEO's compensation should be more heavily weighted toward long-term than short-term performance; and
(iii)the CEO's compensation should be more heavily weighted toward equity than cash.
Accordingly, under the Amended Employment Agreement, on an annual basis: 8
(i)approximately 80% of the estimated value of the CEO's compensation would be variable, performance-based and at risk;
(ii)over 50% of the estimated value of the CEO's compensation would be linked to long-term performance; and
(iii)over 50% of the estimated value of the CEO's compensation would be provided in options, with over a third of the options being performance-based.
The following are the material amendments proposed pursuant to the Amended Employment Agreement of Mr. Machlis as the President and CEO of the Company:
Monthly Base Salary: Under the Current Employment Agreement, Mr. Machlis is entitled, beginning with his salary for April 2021, to a gross monthly salary of two hundred forty-three thousand shekels (NIS 243,000) (equal to approximately sixty-six thousand dollars ($66,000)), adjusted to reflect increase in the CPI published on March 15, 2021 in comparison to the CPI published on January 15, 2021. Thereafter, the salary is updated once every 12-months, with the first update made with respect to his salary for the months of April 2022, in accordance with the increase in the CPI, provided that, unless otherwise may be permitted under any future compensation policy, the Compensation Committee has approved, prior to any such update, that the update complies with the applicable compensation policy.
Under the Amended Employment Agreement, Mr. Machlis would be entitled, beginning with his salary for September 2024, to a gross monthly salary of three hundred thousand shekels (NIS 300,000) (equal to approximately seventy-nine thousand dollars ($79,000)), adjusted to reflect increase in the CPI published on September 15, 2024, in comparison to the CPI published on January 15, 2024. Thereafter, the salary will be updated once every 12-months, with the first update to be made with respect to his salary for the month of September 2025, in accordance with the increase in the CPI, provided that, unless otherwise may be permitted under any future compensation policy, the Compensation Committee has approved, prior to any such update, that the update complies with the applicable compensation policy.
8 For the purpose of calculating the estimated value: (i) the cost of salary component of the CEO is an estimation based on the revised "Monthly Base Salary" provided in the Amended Employment Agreement as described below, and an addition of 40% of the annual salary for benefits, but not taking into account CPI increases; (ii) the value of the annual bonus is based on the maximum $2,000,000; and (iii) the annual value of the equity-based compensation is based on the annual value of options granted to the CEO in 2021 ($870,000) in addition to the estimated annual value of the New Options and Performance-Based Options proposed to be granted as set forth below.

Annual Bonus: The Current Employment Agreement provides that subject to the precondition set forth in the Company's compensation policy (as further described under Proposal 2 above), Mr. Machlis will be entitled to an annual cash bonus for each calendar year, starting with calendar year 2021, in an amount equal to the aggregate of (i) zero point four percent (0.4%) of the Company’s non-GAAP Net Profit attributable to shareholders (“Non-GAAP Net Profit”) as reflected in Elbit Systems’ annual financial results for the relevant fiscal year, and (ii) in case both the Operating Cash Flow Goal and the Operating Cash Flow are positive – zero point one percent (0.1%) of the Company’s Non-GAAP Net Profit multiplied by the Operating Cash Flow Factor, with a ceiling amount for an annual bonus payable to Mr. Machlis of two million dollars ($2,000,000).9
The Compensation Committee and Board believe that the existing annual bonus structure is efficient and properly incentivizes the Company's CEO to achieve excellence. Following feedback from our investors and from proxy advisory firms, the Compensation Committee and Board concluded that it is advisable to maintain the existing annual bonus provisions relating to the CEO, and not to increase the ceiling of the CEO annual bonus amount, although such ceiling has not been increased since 2021. The Compensation Committee and Board believe the main growth in the CEO's compensation should be in the long-term component, which is significantly lower than peer group companies and which, if augmented, would increase alignment with shareholder interests.
Special Bonus: Under the Current Employment Agreement, the grant of a special bonus to Mr. Machlis is subject, among other limitations, to the condition that the Variable Compensation of the CEO may not exceed, on an annual basis, the aggregate of the ceiling for the CEO’s annual bonus and a fixed one million eight hundred thousand dollars ($1,800,000, reflecting the Maximum CEO’s Equity Amount in the Previous Compensation Policy). In order to align with the Amended Compensation Policy, such condition is updated in the Amended Employment Agreement so that the Variable Compensation of the CEO may not exceed the aggregate of the Maximum CEO's Annual Bonus and the Maximum CEO’s Equity Amount, as such terms are defined in the Company’s applicable compensation policy then in force.
Equity-Based Compensation: As further explained under Proposal 2 above, the Compensation Committee and Board have determined that the CEO's compensation should be more heavily weighted toward long-term than short-term performance and should be more heavily weighted toward equity than cash. Accordingly, most of the increase in the CEO's compensation as provided in the Amended Employment Agreement compared to the Current Employment Agreement is in the form of options, out of which over a third are performance-based, all of which is at risk.
In 2021, Mr. Machlis was granted one hundred fifty thousand (150,000) options to purchase Shares of the Company under the 2018 Equity Plan (the “2021 Options”) following approval of the Current Employment Agreement at the General Meeting of Shareholders held on April 7, 2021. No additional options have been granted to Mr. Machlis since such time.
Allocation of New Options
Under the Amended Employment Agreement, Mr. Machlis would be entitled, subject to approvals required by law and the Company’s compensation policy, to a grant of options to purchase Shares of the Company under the 2018 Equity Plan (the “New Options”). This grant of New Options was approved by the Board on August 13, 2024, following recommendation of the Compensation Committee, and is subject to the approval of an amended compensation policy that allows for such grant. The principal terms of the grant are as follows:
Grant Date - In accordance with the Amended Compensation Policy and 2018 Equity Plan, the grant date of the New Options (in this section - the “Grant Date”) will be the later of (i) the Date of the Board Resolution; (ii) the first trading day after a period of 30 days from the filing of the 2018 Equity Plan for approval with the ITA has lapsed; and (iii) the date on which the required corporate approvals were obtained and, where applicable, other conditions set by the Board were met.
According to the Board’s determination in accordance with its authority under the 2018 Equity Plan, the Date of the Board Resolution of the New Options is September 19, 2024.
9 According to the Current Employment Agreement, the “Operating Cash Flow Factor” is defined as the amount of net cash provided by operating activities (the “Operating Cash Flow”) as reflected in the Company’s annual financial results for the relevant fiscal year (the “Actual Operating Cash Flow”), divided by the Operating Cash Flow in Elbit Systems’ annual budget as approved by the Board for such fiscal year (the “Operating Cash Flow Goal”).

Number of Options and Value of Benefit – The grant of New Options will consist of two hundred and fifty thousand (250,000) options, provided that pursuant to the Amended Compensation Policy, the aggregate benefit embedded in the New Options, calculated in accordance with an acceptable valuation method (such as the Monte Carlo, Black-Scholes or Binominal options pricing models) at the date of grant, together with the applicable portion of the 2021 Options, shall not exceed, on an annual basis, the Maximum CEO’s Equity Amount.10 In case such value exceeds the Maximum CEO’s Equity Amount, the number of New Options granted will be the maximum amount that may be granted without exceeding such ceiling.
According to a valuation conducted for estimation purposes by an external evaluator in accordance with the Binominal valuation method, the value embedded in the New Options had they been granted on August 4, 2024 (which is a recent hypothetical date) is approximately nine dollars and seventy-eight cents ($9.78) per year, for a period of 51 months.
This valuation is based on a financial model that determines the accounting value of an option grant, and does not represent the actual economic gain to Mr. Machlis. As explained above, the actual value may change depending on various parameters, and therefore cannot be determined at this time.
Type - The New Options are exercisable using a “Net-Exercise Mechanism.” The New Options will be granted pursuant to the terms of the capital gains tax route under Section 102 of The Israeli Income Tax Ordinance [New Version], 1961, as amended from time to time (the “Ordinance”), which includes, among other things, a requirement that the options and the underlying Shares be held by a trustee with lock-up conditions as set forth in the Ordinance.
Exercise Price - In accordance with the provisions of the Amended Compensation Policy and the 2018 Equity Plan, the exercise price of a New Option will be the greater of (a) the average of the closing prices of Company shares on the TASE during the period of thirty (30) trading days prior to the Date of the Board Resolution and (b) the closing price of Company shares on the TASE on the last trading day preceding the Date of the Board Resolution. The exercise price is denominated in dollars and calculated as set forth in the 2018 Equity Plan.
Vesting - Subject to continued employment of Mr. Machlis as defined in the 2018 Equity Plan, the New Options will vest over a four-year period: forty percent (40%) will vest on the second anniversary of the Grant Date and the remaining sixty percent (60%) in two (2) tranches of thirty percent (30%) each will vest on the third and fourth anniversary of the Grant Date.
Expiry Date - In accordance with the 2018 Equity Plan, the expiry date of the New Options will be fifty-one (51) months after the Grant Date.
Other Terms - The Options are subject to the terms of the 2018 Equity Plan, which sets forth customary conditions such as adjustments for capital modifications (reverse stock split, stock split, etc.). The 2018 Equity Plan allows, subject to approvals by the Compensation Committee and Board, continued vesting and exercisability of the New Options, as well as post-termination exercise periods, in case of termination of employment not for cause, or as a result of death or disability. In addition, according to the Amended Compensation Policy, the Board may approve acceleration of the New Options in any of the following cases: (i) death, disability or medical condition; (ii) change of control resulting in the Company's shares no longer being listed on a stock exchange; and (iii) acceleration of the next unvested portion of options is permitted following termination of employment resulting from either: (a) a change of control of the Company; or (b) retirement, provided that no more than one (1) year of the option vesting period remains.
Allocation of Special Performance-Based Options
As mentioned under Proposal 2 of this Proxy Statement, the Compensation Committee and Board have considered the evolving nature of the Company into a larger and more substantial company in the global defense industry, and the potential under current circumstances to accelerate growth and expand its position as a leading global supplier of advanced technologies to the defense market. To incentivize such performance, the Compensation Committee and Board determined that it would be appropriate to define an extraordinary strategic achievement that would have the potential to accelerate growth of the Company in an advanced technological field in the coming years, and to properly compensate the CEO for its attainment.
10 For the purpose of calculating the annual value, the total benefit value of the New Options is spread on a linear basis over the 51-month period of the New Options.

Accordingly, the Compensation Committee and Board have defined specific criteria for such an achievement (the details of which are commercially sensitive and therefore not further detailed herein), relating to the entry, within a period of two years from the Grant Date, into a strategic program with a customer, with a value of at least one billion dollars ($1,000,000,000), that includes research and development of a state of the art technology in an advanced and innovative field (the “Special Condition”). The Compensation Committee and Board further concluded that the nature of such special achievement and its potential benefit to the Company, as well as the extraordinary efforts required from the CEO in order to attain such accomplishment, justify a one-time special grant of performance-based options in accordance with the Amended Compensation Policy, that would also be aligned with shareholders’ interests.
Accordingly, under the Amended Employment Agreement, Mr. Machlis would be entitled, subject to required approvals under law and the Company’s compensation policy, to a grant of performance-based options under the 2018 Equity Plan, but the vesting of such options will be conditional upon the achievement of the Special Condition, as specified below. In case the Special Condition is not fulfilled by the second anniversary of the Grant Date (as defined below), the Performance-Based Options will expire.
It is clarified that as of the date hereof, the Special Condition has not been fulfilled and there is no guarantee that it will be fulfilled in the future. The aforementioned disclosure regarding the Special Condition is in no way a projection or an assumption that the Special Condition will be fulfilled.
This grant of Performance-Based Options, that include a special performance condition which is in addition to the performance on the share price inherent in an options grant, was approved by the Board on August 13, 2024, following recommendation of the Compensation Committee, and is also subject to the approval of an amended compensation policy that allows for such grant. The principal terms of the grant are as follows:
Number of Options and Value of Benefit – The grant of Performance Based Options will consist of one hundred and fifty thousand (150,000) options, provided that pursuant to the Amended Compensation Policy, the aggregate benefit embedded in the Performance-Based Options, calculated in accordance with an acceptable valuation method (such as the Monte Carlo, Black-Scholes or Binominal options pricing models), at the date of grant, together with the applicable portion of the 2021 Options and the New Options, shall not exceed, on an annual basis, the Maximum CEO’s Equity Amount.11 In case the value exceeds the Maximum CEO’s Equity Amount, the number of Performance-Based Options granted will be the maximum amount that may be granted without exceeding such ceiling.
For purposes of the Amended Compensation Policy, the value of the benefit embedded in the Performance-Based Options will be calculated as of the date of grant by an external evaluator in accordance with an acceptable valuation method (such as the Monte Carlo, Black-Scholes or Binominal options pricing models), taking into account among other factors, the additional risk related to the fulfillment of the Special Condition.12 According to a valuation conducted for estimation purposes by an external evaluator in accordance with the Binominal valuation method, the value embedded in the Performance-Based Options had they been granted on August 4, 2024 (which is a recent hypothetical date) is approximately four dollars and eighty-nine cents ($4.89) per year, for a period of 51 months.
This valuation is based on a financial model that determines the accounting value of an option grant, and does not represent the actual economic gain to Mr. Machlis. As explained above, the actual value may change depending on various parameters, and therefore cannot be determined at this time.
Vesting – Subject to continued employment of Mr. Machlis as defined in the 2018 Equity Plan, the Performance-Based Options will vest as follows:

•forty percent (40%) of the Performance-Based Options will vest on the second anniversary of the Grant Date, provided that on or prior to such date, the Special Condition has been fulfilled. In the event that the Special Condition is not fulfilled by such time, the Performance-Based Options will immediately expire.
11 For the purpose of calculating the annual value, the total benefit value of the Performance Based Options is spread on a linear basis over the 51 months period of the Performance Based Options. The Maximum CEO's Equity Amount for this purpose will be the amount following the one-time increase of the ceiling by up to $1 million, as described under Proposal 2 above.
12 Accounting standards require that the value of the benefit embedded in the Performance-Based Options be calculated differently for purposes of the Company’s financial statements.

If not expired:
•thirty percent (30%) of the Performance-Based Options will vest on the third anniversary of the Grant Date and
•thirty percent (30%) of the Performance-Based Options will vest on the fourth anniversary of the Grant Date.
The provisions of Grant Date, Type, Exercise Price, Expiry Date, and Other Terms set forth above under “Allocation of New Options” above shall apply with respect to the Performance-Based Options.
As further explained in Proposal 2 above, under the "Net Exercise Mechanism" provided in the 2018 Equity Plan, the number of shares to be issued to Mr. Machlis upon the exercise of the New Options and Performance-Based Options will reflect only the benefit amount embedded in such options, that is the excess, if any, of the fair market value of the shares underlying such options over their exercise price, calculated based on the date of exercise.
As of August 1, 2024, 561,821 options were outstanding and 864,000 options remained available for issuance under the 2018 Equity Plan, and 1,611,650 options were outstanding and 363,950 options remained available for issuance under the 2022 Employees Incentive Plan. The estimated dilution rate considering all outstanding shares and options granted and options available for grant, as of the Record Date, and the allocation to the CEO of 250,000 New Options and 150,000 Performance-Based Options, is approximately 7.1% without taking into account the Net Exercise Mechanism, under which the dilution rate is expected to be even lower.
Subject to the fulfillment of the aforementioned conditions, no additional approvals are required by the Company for the grants of the New Options or the Performance-Based Options.
The Compensation Committee and Board believe that the Amended Employment Agreement includes appropriate compensation for a leading president and CEO of a global technology company of our size, considering increased growth and complexity in managing the Company’s business in recent years. In light of Mr. Machlis’ key role in Company operation, the Compensation Committee and Board determined that it is in the best interests of the Company to approve the terms of the Amended Employment Agreement in order to retain Mr. Machlis as its President and CEO. The Compensation Committee and Board emphasized that during his tenure as President and CEO, Mr. Machlis has successfully led the Company and strengthened its business operations and financial condition and that, considering, among other things, the size of the Company, the scope, complexity and nature of its operations, the complexity of the office and the degree of responsibility imposed on the President and CEO, the terms of the Amended Employment Agreement are beneficial to the Company, reasonable under the circumstances and aligned with the Company’s goals as set forth in the Amended Compensation Policy.
Unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies, the shareholder vote on this Proposal is binding under Israeli law and not merely advisory. Notwithstanding the foregoing, the Companies Law allows our Compensation Committee, followed by our Board, to nonetheless approve the Proposal despite the opposition of shareholders, in special circumstances, provided that the Compensation Committee and Board have determined, based on detailed reasoning and a re-evaluation of the matter, including the opposition of shareholders.
At the Meeting, the Board will propose that the following resolution be adopted:
“RESOLVED, that the Amended Employment Agreement of the Company’s President and Chief Executive Officer, Mr. Bezhalel Machlis, be approved, subject to approval of an amended compensation policy that would align with the Amended Employment Agreement.”

The Board of Directors recommends that you vote FOR approval of this resolution.

PROPOSAL 4 - RE-APPOINTMENT OF THE COMPANY’S INDEPENDENT AUDITOR

FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024 AND UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS
Following the recommendation by the Audit and Financial Statements Review Committee of the Board, sitting as the Financial Statements Review Committee, and the Board, it is proposed that Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global Certified Public Accountants, will be re-appointed as the independent auditor of the Company for the fiscal year ending December 31, 2024 and until the close of the next Annual General Meeting of Shareholders. A representative of the independent auditor will be present at the Meeting and will be available to respond to appropriate questions from shareholders. Such auditor served as the Company’s auditor for the fiscal year ended December 31, 2023 and has no relationship with the Company, or with any affiliate of the Company, except as its auditor, and except certain other engagements that do not affect its independence.

Under the Company’s Articles of Association, the independent auditor’s fees will be set and approved by the Board after receipt of the recommendations of the Audit Committee.

At the Meeting, the Board will propose that the following resolution be adopted:

“RESOLVED, that the Company’s independent auditor, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, is appointed as the independent auditor of the Company for the fiscal year ending December 31, 2024 and until the close of the next Annual General Meeting of Shareholders.”

The Board of Directors recommends that you vote FOR approval of this resolution.

EXECUTIVE COMPENSATION

For information regarding compensation paid to our five most highly compensated Office Holders (as defined in the Companies Law) in 2023, please see Item 6 of our annual report on Form 20-F (the “2023 Annual Report”) filed with the SEC and with the ISA on March 28, 2024, and which is accessible as mentioned below under “CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS.”

ADDITIONAL MATTERS TO BE REPORTED ON OR DISCUSSED

At the Meeting the Company will present or report on the following matters relating to fiscal year ended December 31, 2023:

(a)its consolidated financial statements for the fiscal year ended December 31, 2023, which are included in the Company’s 2023 Annual Report, which is accessible as mentioned below under “CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS.”
(b)the dividend paid to its shareholders;
(c)the compensation paid to the Company’s directors; and
(d)the compensation arrangement with the Company’s independent auditor.

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

The Company’s audited consolidated financial statements for the fiscal year ended December 31, 2023, which will be presented for discussion at the Meeting, are included in the Company’s 2023 Annual Report. Shareholders may receive a paper copy of the 2023 Annual Report, free of charge, upon request to the Company’s Corporate Secretary, at the following e-mail address: Corporate.Secretary@elbitsystems.com. The 2023 Annual Report (and the financial statements included therein) are not a part of this Proxy Statement. The SEC maintains an Internet site (https://www.sec.gov/) that contains reports, proxy and information statements and other information that the Company files electronically with the SEC. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), related to the furnishing and content of proxy statements. The availability of this Proxy Statement should not be taken as acknowledgment that we are subject to the proxy rules under the Exchange Act.

Shareholders may also review a copy of the Company’s filings with the ISA, including the Company’s 2023 Annual Report (and the financial statements included therein), on the website of the ISA at www.magna.isa.gov.il, on the website of TASE at https://maya.tase.co.il/, and on the website of the Company, at www.elbitsystems.com. The contents of our website are not a part of this Proxy Statement.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement may contain forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business.  Therefore, actual future results, performance and trends may differ materially from these forward looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States, among others, including the duration and scope of the current war in Israel, and the potential impact on our operations; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward looking statements speak only as of the date of this Proxy Statement. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

By Order of the Board

DAVID FEDERMANN

Chair of the Board of Directors

BEZHALEL MACHLIS

President and Chief Executive Officer

Date: August 15, 2024